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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                                      UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)
                                 ---------------

                                HOTJOBS.COM, LTD.
                            (NAME OF SUBJECT COMPANY)
                                 ---------------

                                HOTJOBS.COM, LTD.
                        (NAME OF PERSON FILING STATEMENT)

                                 ---------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    441474103
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                DIMITRI J. BOYLAN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                HOTJOBS.COM, LTD.
                         406 WEST 31ST STREET, 9TH FLOOR
                            NEW YORK, NEW YORK 10001
                                 (212) 699-5300
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
       NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)
                                 ---------------

                                 WITH A COPY TO:

                           Andrew R. Brownstein, Esq.
                            Mitchell S. Presser, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

[] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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         This Statement amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 of HotJobs.com, Ltd., a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission (the "Commission") on January 11, 2002, as amended by Amendment No. 1 to Schedule 14D-9, filed with the Commission on January 11, 2002, Amendment No. 2 to Schedule 14D-9, filed with the Commission on January 28, 2002 and Amendment No. 3 to Schedule 14D-9, filed with the Commission on February 1, 2002 (the "Schedule 14D-9"), with respect to the offer made by HJ Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Yahoo! Inc., a Delaware corporation ("Yahoo!"), to exchange for each issued and outstanding share of Common Stock, par value $.01 per share, of the Company, (each, a "Share"), (a) a fraction of a share of Yahoo! common stock, par value $0.001, (the "Yahoo! Common Stock"), equal to the Exchange Ratio (as defined below), subject to the limitation described below, (the "Per Share Stock Consideration") upon the terms and subject to the conditions set forth in the prospectus relating to the exchange offer, dated January 11, 2002 (the "Prospectus"), and in the related Letter of Transmittal (the "Letter Of Transmittal" which, together with the Prospectus, as amended or supplemented from time to time, constitute the "Offer") and (b) cash in an amount equal to $10.50 minus an amount equal to the product of (x) the Exchange Ratio multiplied by (y) the Yahoo! Market Price (as defined below), without interest.

         For purposes of the Offer and this Statement, the "Exchange Ratio" means the result obtained by dividing $5.25 by the Yahoo! Market Price; provided that if the number of shares of Yahoo! Common Stock otherwise issuable as part of the Exchange Offer Consideration (assuming valid tender and no withdrawal of 39,500,000 Shares) would otherwise exceed 15,000,000, then the Exchange Ratio will be reduced to 0.3797. For purposes of the Offer and this Statement, the "Yahoo! Market Price" means the average of the daily volume-weighted average prices (rounded to four decimal points) of the Yahoo! Common Stock, as reported by Bloomberg, L.P., during each trading day in the period of ten consecutive trading days ending on and including the second trading day immediately preceding and excluding the date that is 20 "business days" after commencement of the Offer or, if applicable, the latest extension of the offer expiration date. A "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 14D-9.

ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 of the Schedule 14D-9 is hereby amended by adding thereto the following:

   Exhibit No.                            Description
-------------------  -----------------------------------------------------------
(a)(8)               Joint Press Release issued by Yahoo! and the Company on
                     February 7, 2002.



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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         HOTJOBS.COM, LTD.



                                         By:   /s/ Dimitri J. Boylan
                                            ----------------------------------
                                            Name:  Dimitri J. Boylan
                                            Title: President and Chief Executive
                                                   Officer



Dated:  February 7, 2002


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                                  EXHIBIT INDEX


Exhibit No.                         Description
------------  ------------------------------------------------------------------
(a)(8)               Joint Press Release issued by Yahoo! and the Company on
                     February 7, 2002.